Kraton Performance Polymers Limited

20-22 Bedford Row

London, England

WCIR 4JS

March 4, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Kraton Performance Polymers Limited
Request for Withdrawal of Registration Statement on Form S-4 (File No. 333-195597)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Kraton Performance Polymers Limited (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-195597), together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Commission on April 30, 2014.

The Company requests the withdrawal of the Registration Statement because the transaction to which it relates has been terminated. The Registration Statement registered the offering of ordinary shares that would have been issued in connection with the transactions contemplated by the Combination Agreement, dated as of January 28, 2014, by and among the Company, Kraton, NY MergerCo, LLC, LCY Chemical Corp. (“LCY”) and LCY Synthetic Rubber Corp. (the “Combination Agreement”). On August 8, 2014, LCY exercised its termination rights under the Combination Agreement and the Combination Agreement was terminated. Accordingly, the Company will not proceed with the proposed offering of common stock in connection with the transaction. Because the proposed offering of the shares registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Furthermore, the Registration Statement was not declared effective by the Commission.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the name of Kraton Performance Polymers, Inc. It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Stephen A. Massad at Baker Botts L.L.P. at 713-229-1475 or Adam Haubenreich at Baker Botts L.L.P. at 202-639-7769.

[Signature page follows]

KRATON PERFORMANCE POLYMERS LIMITED

By:	/s/ Stephen E. Tremblay
Stephen E. Tremblay
Chief Financial Officer